# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eaton Vance Municipal Income 2028 Term Trust, CIK 0001563696
CUSIP: 27829U105
Title of class of securities: Common Shares of Eaton Vance Municipal Income 2028 Term Trust
Address of issuer's principal executive offices: ONE POST OFFICE SQUARE, ONE POST OFFICE SQUARE, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001739439-25-000013
Filed by CIK 0001739439

## Reporting persons
- Rockefeller Capital Management L.P.: type of reporting person: broker-dealer (BD), investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 578,500; sole dispositive power 0; shared dispositive power 578,500; aggregate amount beneficially owned 578,500 (5.3% of the class)
- ROCKEFELLER FINANCIAL LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 578,500; sole dispositive power 0; shared dispositive power 578,500; aggregate amount beneficially owned 578,500 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Eaton Vance Municipal Income 2028 Term Trust
Address of issuer's principal executive offices: ONE POST OFFICE SQUARE, ONE POST OFFICE SQUARE, BOSTON, MASSACHUSETTS, 02109.

## Item 2. Person Filing
Name of person filing: 1. Rockefeller Capital Management L.P. 2. Rockefeller Financial LLC
Address of principal business office or, if none, residence: 45 Rockefeller Plaza, Floor 5 New York, NY 10111
Citizenship: 1. Delaware 2. Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 578,500
Percent of class: 5.3%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 578,500
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 578,500

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: see exhibits 99.1 & 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
see Exhibit 99.1 & 99.2

## Signatures
- Rockefeller Capital Management L.P.: Patricia Solfaro, Managing Director (11/14/2025)
- ROCKEFELLER FINANCIAL LLC: Rizwan Mirza, Chief Compliance Officer (11/14/2025)